File Reference 82-34868

Fisher & Paykel Appliances Holdings Limited

78 Springs Road, East Tamaki
P O Box 58546, Greenmount
Auckland, New Zealand

Telephone: +64-9-273 0600
Facsimile: +64-9-273 0609

www.fisherpaykel.com

06013412

10 May 2006

SUPPL

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
UNITED STATES OF AMERICA

Re: Fisher & Paykel Appliances Holdings Limited
File # 82-34868

The attached documents were lodged with the Australian [ASX] and New Zealand Stock Exchange [NZX] on 10 May 2006.

Accordingly a copy of these document are furnished to satisfy the requirements of Rule 12g3-2(b); file reference # 82-34868.

Yours faithfully

M D Richardson
Chief Financial Officer

Enclosure:

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Headline	PROCEDURE FOR NOMINATION OF DIRECTORS
Announcement text	Fisher & Paykel Appliances Holdings Limited FPA STOCK EXCHANGE RELEASE ASX/NZX 10 MAY 2006 PROCEDURE FOR NOMINATION OF DIRECTORS In respect of its 2006 Annual Shareholders Meeting, which will be held on Monday 21 August 2006, Fisher & Paykel Appliances Holdings Limited advises that the period for Director Nominations opened on 10 May 2006 and will close on 21 June 2006 at 5.00 pm. Nominations should be addressed to: The Company Secretary Fisher & Paykel Appliances Holdings Limited PO Box 58-546 Greenmount Auckland 1730 New Zealand Mark Richardson Company Secretary
Embargo Until	None

Description	Type	Size (kb)	Action
Nomination of Directors	PDF file	16	

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Fisher & Paykel Appliances Holdings Limited

FPA STOCK EXCHANGE RELEASE ASX/NZX 10 MAY 2006

PROCEDURE FOR NOMINATION OF DIRECTORS

In respect of its 2006 Annual Shareholders Meeting, which will be held on Monday 21 August 2006, Fisher & Paykel Appliances Holdings Limited advises that the period for Director Nominations opened on 10 May 2006 and will close on 21 June 2006 at 5.00 pm.

Nominations should be addressed to:

The Company Secretary
Fisher & Paykel Appliances Holdings Limited
PO Box 58-546
Greenmount
Auckland 1730
New Zealand

Mark Richardson
Company Secretary